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KAYE SCHOLER LLP

                                                   Laura Ross
                                                   212 836-8304
                                                   Fax 212 836-6586
                                                   lross@kayescholer.com

                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com

                               September 7, 2005

BY EDGAR AND BY HAND
Jenn Do
Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C. 20549

      Re:   MAAX Holdings, Inc.
            Pre-effective Amendment No. 2 to Registration Statement on Form S-4 Filed August 22, 2005
            File No. 333-125251

Dear Ms. Do:

      This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") to the Securities and Exchange Commission (the "Commission") in preliminary response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement"). A formal letter in response to such comments will be filed together with Amendment No. 3 to the Registration Statement.

      The text of each comment contained in the Staff's letter is set forth in italics below, followed by location in the Registration Statement where the Company's responsive revised disclosure can be found. All references to page numbers in the text of this letter refer to pages in Amendment No. 3 to the Registration Statement, as revised and marked to show changes from Amendment No. 2 to the Registration Statement filed on August 22, 2005.

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RATIO OF EARNINGS TO FIXED CHARGES, PAGE 13

1. We have read your revised disclosures provided in response to prior comment 1 in our letter dated July 29, 2005. Please reconcile your textual disclosures which indicate that you had a $7.1 million deficiency for 270-day period ended February 28, 2005 to your tabular disclosure which indicates your ratio for that period was 1.0x.

RESPONSE: The revised disclosure appears on pages 13 and 46.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 47

Critical Accounting Policies, page 48

2. We note your revised disclosures provided in response to prior comment 4 and have the following additional comments.

      Goodwill

      - Please tell us how you identified each component within your bathroom and spa segments. Tell us how you determined it was appropriate to aggregate the components of the bathroom and spa segments. Specifically address how you determined that the components within these two reporting units are economically similar. Refer to EITF Topic D-101: Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142. Expand your disclosures to identify the components you have aggregated in your bathroom and spa segments.

            RESPONSE: The revised disclosure appears on page 48.

      - You indicate that "Goodwill acquired in the June 2004 Transactions was allocated entirely to the bathroom segment since the fair values of the kitchen and spas segments...showed that they were equal to the amounts allocated to the tangible and intangible assets acquired and liabilities assumed. You then state, "The value attributed to goodwill for the bathroom..." Based on this disclosure, it is unclear to us whether the fair value of the bathroom segment as calculated using the discounted cash flow method supports the allocation of the entire amount of goodwill acquired in the June Transaction. Please revise your disclosures accordingly.

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            RESPONSE: The revised disclosure appears on pages 48 and F-33.

      - You indicate that "The discounted cash flows of the kitchen and spas segments were negatively impacted because they were considered non-core businesses in our strategy after the consummation of the June 2004 Transaction." Expand Management's Discussion and Analysis to fully discuss your plans with regard to your kitchen and spas segments. Clarify what you mean by non-core businesses. Specifically address whether management intends to allocate resources to these segments and how your designation of these segments as non-core businesses will impact their future operating results.

            RESPONSE: The revised disclosure appears on pages 49 and F-34. The response is also to be further discussed with the SEC during the scheduled conference call.

      Intangible Assets

      - You indicate in your revised disclosures that no value was allocated to the intangible assets such as brand names and multi-channel distribution network associated with your kitchen and spa segments because they do not have leading brand names that outperform others or that could generate a premium profit related to a brand name. As previously requested, reconcile this belief with your disclosures on pages 64 and 66 which address Kitchen Cabinetry and Spa brands as "key" and your discussion under multi-channel distribution network that "by offering a differentiated set of products in each distribution channel, we enable our customers to enjoy higher margins since their customers cannot readily compare products across channels."

            RESPONSE: The revised disclosure appears on pages 65 and 67. The response is also to be further discussed with the SEC during the scheduled conference call.

      -     You indicate that in determining the weighted average useful life of
            24.5 years for your distribution network management relied on the historical average client relationship of your major customers. Reconcile the 24.5 years weighted average life to your disclosure at the bottom of page 66 which indicates that you have an average relationship of a decade with your top ten customers. Tell us how much revenue your top 10 customers represent and why the average lives of these relationships would not be more indicative of the weighted average useful life of your distribution network.

            RESPONSE: The revised disclosure appears on pages 67 and 68.

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                                                               September 7, 2005

      - You indicate that the 15 year useful life for the Enterprise Resources Planning System, or ERPS, is based on the fact that the costs incurred in the implementation of this system represent the base on which future modules and upgrades will be built and that this base will remain useful even in the event of future upgrades to the current software. This disclosure does not provide sufficient evidence to support its fifteen year useful life. Your evidence must overcome the presumption set forth in paragraph 37 of SOP 98-1 which states "Given the history of rapid changes in technology, software often has had a relatively short useful life."

            RESPONSE: The revised disclosure appears on page 50.

      - You indicate that ERPS is undergoing implementation throughout the bathroom sector of your company. Confirm that ERPS has not been or will not be implemented throughout the kitchen or bathroom segments. Otherwise, address why this intangible asset is included with these segments as well.

            RESPONSE: The revised disclosure appears on page 50.

CONTROLS AND PROCEDURES, PAGE 62

3. Your statement that "Our disclosure controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to allow timely decisions regarding required disclosure, and that information required to be disclosed is recorded, processed, summarized and reported as and when required." continues to refer to an incomplete definition of disclosure controls and procedures under Rules 13a-15(e) and 15d-15(e). Please revise your disclosures accordingly.

      RESPONSE: The revised disclosure appears on pages 62 and 63.

INCOME TAXES, PAGE F-40

4. We have read your revised disclosures provided in response to prior comment 12 in our letter dated July 29, 2005. We have the following comments regarding your reconciliation as shown on page F-41:

      - As previously requested, please provide clarifying disclosure as to what the line item "change in tax rate related to foreign income and other differences" represents, both for the fiscal year ended February 29, 2004 and the 270-day

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            period ended February 28, 2005. While your revised disclosures delineate more reconciling items, they do not fully address our concern as to what comprises this significant component of your tax expense.

            RESPONSE: The revised disclosure appears on page F-41.

      - Given the significant impact the changes in your valuation allowance have had on your income taxes, expand your disclosures within MD&A or Critical Accounting Policies to address the negative evidence you identified in your determination that it was more likely than not that a portion of your deferred tax assets related to your operating losses carried forward on your Canadian and European subsidiaries are not realizable. Please explain to us how you have determined that operating losses carried forward on your Canadian and European subsidiaries are less likely than not to be realized for periods mentioned above. Refer to paragraph 20 of SFAS 109. Also, please quantify the assets at risk. Please provide these clarifying disclosures in the note as well.

            RESPONSE: The revised disclosure appears on pages 51 and 52.

      - Disclose the (a) the amounts and expiration dates of operating loss and tax credit carry forwards for tax purposes and (b) any portion of the valuation allowance for deferred tax assets for which subsequently recognized tax benefits will be allocated to reduce goodwill or other noncurrent intangible assets of an acquired entity or directly to contributed capital. Refer to paragraph 48 of SFAS 109.

            RESPONSE: The revised disclosure appears on page F-43.

      - Disclose why it was necessary to revise the components that impacted your reconciliation of your statutory rates to your effective tax rates.

            RESPONSE: The disclosure was not revised, rather just made more detailed, as requested.

CAPITAL STOCK, PAGE F-43

5. We have read your response to prior comment 13 in our letter dated July 29, 2005 as well as your revised disclosures on page F-43:

      - It is unclear to us why you believe paragraph 37 of SFAS 123 is the appropriate authoritative literature for this transaction. In this regard, you indicate that the

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            option to participate in the redemption was made to all stockholders but that most of management chose not to participate in the redemption. Paragraph 37 of SFAS 123 relates to the repurchase of equity instruments issued to employees.

            RESPONSE: We referred to paragraph 37 of SFAS 123 in our response to prior comment 13 only to determine whether the excess of the redemption price over the stated capital of the shares repurchased from the Company's employees (less than 1%) should be charges against retained earnings. However, in this specific transaction, most of the shares were repurchased from non-employee shareholders, so please disregard the reference to paragraph 37 of SFAS 123 in our response to prior comment 13.

      - Based on your disclosure that the cash consideration represented the estimated fair value of the shares at that time as determined by the Board of Directors, it is unclear to us why you refer to a "premium paid on redemption of common shares" within your Consolidated Statement of Stockholders' Equity and why such amount is reflected as an adjustment to retained earnings. Such reference implies a purchase of treasury shares in excess of market. Refer to TB 85-6.

            RESPONSE: The revised disclosure appears on pages F-4, F-25 and F-44.

      - Expand your disclosure herein or within your critical accounting policies to provide a comprehensive discussion of the significant factors and assumptions underlying your valuation method to estimate the fair value of your common stock. Specifically address what underlying assumptions were modified such that the deemed fair value of your common stock went from $16.56 as of June 2004 to $20.24 as of December 10, 2004.

            RESPONSE: The revised disclosure appears on page 51.

            Thank you for your assistance regarding this matter.

                                        Sincerely,

                                        /s/ Laura E. Ross, Esq.

                                        Laura E. Ross, Esq.

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